No Act

16004081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 12/21/2015

DIVISION OF
CORPORATION FINANCE

February 19, 2016

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Act: 1934
Section: 14a-8
Rule: 14a-8 (i)(5)
Public Availability: 2-19-16

Re: The Coca-Cola Company
Incoming letter dated December 21, 2015

Dear Mr. Dye:

This is in response to your letter dated December 21, 2015 concerning the shareholder proposal submitted to Coca-Cola by the Teamsters General Fund. We also have received a letter from the proponent dated January 15, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Louis Malizia
International Brotherhood of Teamsters
lmalizia@teamster.org

February 19, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 21, 2015

The proposal asks the board to adopt a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Coca-Cola's 2016 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

January 15, 2016

VIA EMAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to The Coca-Cola Company by the Teamsters General Fund

Ladies and Gentlemen:

By letter dated December 21, 2015, The Coca-Cola Company ("Coca-Cola" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirms that it will not recommend enforcement action if Coca-Cola omits a shareholder proposal (the "Teamsters Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Teamsters General Fund (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Coca-Cola.

The Proposal requests that Coca-Cola adopt a policy that the Company will not automatically accelerate the vesting of equity awards in the event of a change in control, and instead allow equity to vest on a partial or pro rata basis.

Coca-Cola claims that it may exclude the Proposal in reliance on Rule 14-8(i)(11) because it is duplicative of another shareholder proposal previously submitted by Mr. Shepherd. Mr. Shepherd submitted a proposal (the "Shepherd Proposal") asking Coca-Cola to "discontinue the release of unvested restricted stock awards and unvested PSU awards to Senior Executives."

The Proponent disputes the Company's arguments for reasons explained below:

The Proposals Do Not Directly Conflict

The Teamsters' Proposal takes issue with the Company automatically accelerating equity in a change in control and termination scenario. The Teamsters' Proposal seeks to have the Compensation Committee of the Board of Directors stop to consider the performance and time requirements attached to the equity awards, and decide what portion of the awards executives earned at the time of a change in control and termination. The Proponent does not wish or expect that all unvested equity awards be forfeited. Instead, the Proponent urges the Compensation Committee to use its discretion to make an informed assessment of the portion of awards it deems is earned by the executives.

As explicitly stated in the sixth paragraph of the Teamsters Proposal:

> "We do believe, however, that an affected executive **should be eligible to receive an accelerated vesting** of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee." (Emphasis supplied.)

In contrast, the Shepherd Proposal takes issue with unvested equity generally and does not appear to believe that executives should be eligible to receive accelerated vesting. As the Company reports in its opposition statement to a similar version of the Shepherd Proposal filed for the 2015 shareholder meeting: "The Board recommends a vote against this proposal which **seeks to preclude the release of unvested restricted stock awards and unvested performance share unit awards** to senior executives…" (Emphasis supplied.)

The key term that distinguishes the two proposals is – preclude. While the Shepherd Proposal precludes the release of unvested restricted awards, the Teamsters Proposal asks that the Compensation Committee allow awards to vest on a pro rata basis.

As the Company notes on page four of its letter, the purpose of allowing companies to omit proposals under Rule 14-8(i)(11) is to prevent shareholders from considering substantially identical proposals. While the Teamsters Proposal and the Shepherd Proposal both discuss unvested equity awards, the resolutions are far from identical and the differences are clear to investors.

The Shepherd Proposal received support from only 3.8 percent of shares voted at Coca-Cola's 2015 annual shareholder meeting. Proposals on pro rata vesting such as the Teamsters Proposal, on the other hand, were on 34 company ballots in 2015 and the support level ranged from 22.5 percent to 58.9 percent. Clearly, the distinct vote totals alone show shareholders view these proposals differently.

On pages four and five of the Company's letter, it cites *The Verizon Communications Inc.* (February 5, 2014) and *TCF Financial Corp.* (February 13, 2015) as supporting its view that it may omit the Teamsters Proposal. However, the duplicative proposal in these two cases was of a different subject matter dealing with golden parachute payments that included accelerated vesting of equity awards.

* * * * *

For the foregoing reasons, the Proponent believes that the relief sought in Coca-Cola's no action letter should not be granted.

If you have any questions, please feel free to contact Louis Malizia, Assistant Director—Capital Strategies Department at -- (202) 624-6930, or via e-mail at -- Lmalizia @teamster.org.

Sincerely,

Carin Zelenko, Director
Capital Strategies Department

CZ/mj

cc: Mark Preisinger, Director of Corporate Governance, The Coca-Cola Company

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(11)

December 21, 2015

VIA E-MAIL (*shareholderproposals@sec.gov*)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Shareowner Proposal Submitted by the Teamsters General Fund

Ladies and Gentlemen:

On behalf of The Coca-Cola Company (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***") to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from its proxy materials for its 2016 annual meeting of shareowners (the "***2016 proxy materials***") a shareowner proposal and statement in support thereof (the "***Teamsters Proposal***") received from Teamsters General Fund (the "***Proponent***"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Teamsters Proposal and supporting statement (the "***Supporting Statement***") from its 2016 proxy materials in reliance on Rule 14a-8(i)(11), on the ground that the Teamsters Proposal is substantially duplicative of a proposal previously submitted to the Company by Elton Shepherd.

A copy of the Teamsters Proposal and the Supporting Statement, together with related correspondence received from the Proponent, is attached as *Exhibit A*. A copy of the proposal submitted by Mr. Shepherd (the "***Shepherd Proposal***") and its supporting statement, together with related correspondence received from Mr. Shepherd, is attached as *Exhibit B*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareowner proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the staff provide its response to this request to the undersigned via email at alan.dye@hoganlovells.com.

The Company currently intends to file its definitive 2016 proxy materials with the Commission on or about March 10, 2016.

THE PROPOSALS

The Shepherd Proposal

The Company received the Shepherd Proposal on October 29, 2015. The Shepherd Proposal requests that the Company's shareowners approve the following resolution:

> Resolved that shareowners urge Coca-Cola's Board to discontinue the release of ***unvested*** restricted stock awards and ***unvested*** PSU awards to Senior Executives.

In addition, in support of the resolution, the Shepherd Proposal contains, among others, the following statements, which discuss the accelerated vesting of equity awards by the Company to senior executive officers:

> ***Restricted Stock Is Free:***
>
> Established in 1983, Coca-Cola's Restricted Stock Program awards a select group of Senior Executives "restricted" shares of common stock.
>
> Restricted shares generally do not "vest" for three years.
>
> The cost of restricted stock is ***ZERO . . .*** thus, ***restricted stock is free!***
>
> Some awards, adjusted for subsequent stock splits, were extraordinary:
>
> Former CEO Goizueta . . . . 11,232,000 free restricted shares.
>
> Former President Keough . . . . 2,640,000 free restricted shares.
>
> Coca-Cola Icon Robert Woodruff . . . . 0 free restricted shares.

Source: Coca-Cola Proxy Statements.

While the leadership skills of Goizueta and Keough are acknowledged, thousands of front line employees worldwide, none of whom received free restricted stock, also contributed to the success of Coca-Cola.

Coca-Cola Has Repeatedly Released Unvested Free Restricted Shares:

In 2000, former CEO Ivester received 2,000,000 ***unvested free*** shares worth $98 million dollars when he resigned.

Source: New York Times article dated March 4, 2000.

Although Ivester resigned at age 52, his free restricted shares did not vest until age 55. Nevertheless, Coca-Cola added three (3) years to Ivester's service record and released his ***unvested free*** shares.

Source: U.S. Securities & Exchange Commission filing.

In 2010, though his restricted share award had not vested, 13,379 ***unvested free*** shares were released to former VP Mattia, who "retired" after just three (3) years of service.

Source: U.S. Securities & Exchange Commission filling.

Unvested free shares, which should have been forfeited, have also been released to many other departing Senior Executives since 1983.

Performance Share Units:

Performance Share Units, another form of free restricted stock, have been awarded to Senior Executives in recent years.

While PSU's have been forfeited when performance metrics were not achieved, new PSU awards to the same Senior Executives have been granted following forfeiture.

<u>The Teamsters Proposal</u>

On November 4, 2015, the Company received the Teamsters Proposal, which requests that the Company's shareowners approve the following resolution:

> **RESOLVED:** The shareholders ask the board of directors of The Coca-Cola Company to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2016 annual meeting.

BASIS FOR EXCLUSION

Rule 14a-8(i)(11) – The Teamsters Proposal Substantially Duplicates the Shepherd Proposal and May Be Excluded if the Company Includes the Shepherd Proposal in its 2016 Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if it substantially duplicates a proposal previously submitted by another proponent that will be included in the company's proxy materials. The Commission's stated purpose for this exclusion is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independent of each other." *Exchange Act Release No. 12999* (November 22, 1976).

When a company receives two substantially duplicative proposals, the staff has indicated that the company must include in its proxy materials the proposal the company received first (assuming the proposal is not excludable for other reasons) and may exclude the second proposal. *See Great Lakes Chemical Corp.* (March 2, 1998); *see also Atlantic Richfield Co.* (January 11, 1982). The Company intends to include the Shepherd Proposal in its 2016 proxy materials. Because the Shepherd Proposal was the first of the two proposals to be received, the Company intends to exclude the Teamsters Proposal in reliance on Rule 14a-8(i)(11).

The standard the staff has applied in determining whether a proposal is substantially duplicative of a previously submitted proposal is whether the two proposals have the same "principal thrust" or "principal focus" and not whether the proposals are worded identically. *See, e.g., Exxon Mobil Corp.* (March 19, 2010); *General Electric Co.* (December 30, 2009).

The Teamsters Proposal and the Shepherd Proposal have the same principal thrust and principal focus – specifically, the practice of accelerated vesting of equity awards upon the termination of senior executive officers. The Teamsters Proposal seeks to limit accelerated vesting of equity awards in the event of a change of control of the Company. The Shepherd Proposal seeks to limit "release" of unvested equity awards to senior executive officers of the Company, which the Shepherd Proposal's supporting statements clarifies refers to the acceleration of vesting of such awards upon retirement or other termination of those executive officers.

The staff has previously permitted exclusion on substantial duplication grounds of proposals that address accelerated vesting of equity awards. For example, in *Verizon Communications Inc.* (February 5, 2014), the company received a proposal requesting that the board of directors seek shareowner approval for senior executive officer compensation packages that include severance and termination packages, including accelerated vesting of equity awards, of a certain size (the "***Initial***

Verizon Proposal"). The staff concurred that a subsequent proposal that sought to prohibit the acceleration of vesting of equity awards granted to any senior executive officer in the event of a change of control (similar to the Teamsters Proposal) was excludable as substantially duplicative of the Initial Verizon Proposal. Similar to the Initial Verizon Proposal, the Shepherd Proposal relates to the accelerated vesting of equity awards for senior executive officers generally upon termination or retirement, without regard to whether there is a change of control. *See also TCF Financial Corp.* (February 13, 2015) (concurring in the exclusion of a proposal nearly identical to the Teamsters Proposal as substantially duplicative of a proposal that was similar to the Initial Verizon Proposal).

Moreover, like the Teamsters Proposal, the Shepherd Proposal is directly and primarily focused on limiting the accelerated vesting of equity awards for senior executive officers, whereas the Initial Verizon Proposal concerned accelerated vesting of equity awards as one piece of the larger topic of executive officer severance and termination packages. In this regard, the Teamsters Proposal and the Shepherd Proposal are even more similar than the proposals received by Verizon that the staff found to be substantially duplicative. The two proposals are so similar that inclusion of both in the Company's 2016 proxy materials would cause shareowners to have to consider two substantially identical proposals, in direct opposition to one of the Commission's stated purposes of Rule 14a-8(i)(11). *See Exchange Act Release No. 12999* (November 22, 1976).

As a result, the Company may properly exclude the Teamsters Proposal under Rule 14a-8(i)(11).

CONCLUSION

For the reasons discussed above, we believe that the Company may omit the Proposal and Supporting Statement from its 2016 proxy materials in reliance on Rule 14a-8(i)(11). As previously stated, the Company intends to include the Shepherd Proposal in its 2016 proxy materials. We respectfully request that the staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2016 proxy materials.

If you have any questions or need additional information, please feel free to contact me at 202-637-5737 or by e-mail at alan.dye@hoganlovells.com.

Sincerely,

Alan L. Dye
Partner
Alan.dye@hoganlovells.com
202 637 5737

cc: Louis Malizia (Teamsters General Fund)
Jared Brandman (The Coca-Cola Company)
Enclosures

Exhibit A

Copy of the Teamsters Proposal and Correspondence

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

November 4, 2015

BY FACSIMILE: 404-676-8409
BY UPS GROUND

Gloria K. Bowden, Esq.
Associate General Counsel & Secy.
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Dear Ms. Bowden:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2016 Annual Meeting.

The General Fund has owned 200 shares of The Coca-Cola Company continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or DHL, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to Louis Malizia of the Capital Strategies Department at 202-624-6930.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/lm
Enclosures

RESOLVED: The shareholders ask the board of directors of The Coca-Cola Company to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2016 annual meeting.

SUPPORTING STATEMENT: The Coca-Cola Company ("Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, a termination and change in control as of December 31, 2014, could have accelerated the vesting of $106 million worth of long-term equity to the Company's five senior executives, with CEO Muhtar Kent entitled to $55 million.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.

We urge you to vote FOR this proposal.

amalgamated bank

November 04, 2015

Ms. Gloria Bowden, Esq.
Associate General Counsel and Secretary
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

RE: Coca-Cola Company - Cusip # 191216100

Dear Ms. Bowden:

Amalgamated Bank is the record owner of 200 shares of common stock (the "Shares") of Coca-Cola Company, beneficially owned by the International Brotherhood of Teamsters General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The International Brotherhood of Teamsters General Fund has held the Shares continuously since 10/17/2005 and intends to hold the shares through the shareholders meeting.

If you have any questions or need anything further, please do not hesitate to call me at (212)-895-4973.

Very truly yours,

Jerry Marchese
Vice President

CC: Louis Malizia

Exhibit B

Copy of the Shepherd Proposal and Correspondence

elton shepherd

*** FISMA & OMB Memorandum M-07-16 ***

October 29, 2015

Gloria K. Bowden - Associate General Counsel & Secretary
Coca-Cola Company
1 Coca-Cola Plaza
Atlanta, Georgia 30313

Reference: 2016 Shareowner Proposal to the Coca-Cola Company Dated October 29, 2015.

Dear Ms. Bowden:

Attached please find a shareowner proposal that I wish to include in Coca-Cola's 2016 proxy.

Also attached is correspondence from the Edward Jones Company, confirming their status as record holder of my 50,646 shares of Coca-Cola common stock. This correspondence confirms that I am eligible to submit a shareowner proposal because I have continuously and beneficially held from October 29, 2014 to October 29, 2015, at least $2,000 in market value of the Coca-Cola Company common stock entitled to be voted on my shareowner proposal at the 2016 annual meeting. Further, I confirm that I intend to hold my Coca-Cola stock through the date of the 2016 annual shareowner meeting.

Yours for KO,

October 29, 2015

Gloria E. Bowden - Associate General Counsel & Secretary
Coca-Cola Company
1 Coca-Cola Plaza
Atlanta, Georgia 30313

Reference: 2016 Shareowner Proposal to the Coca-Cola Company from Elton Shepherd

Dear Ms. Bowden:

Edward Jones confirms their status as record holder of Mr. Shepherd's 50,646 shares of Coca-Cola common stock. This correspondence confirms that Mr. Shepherd is eligible to submit a shareowner proposal because he has continuously and beneficially held from October 29, 2014 to October 29, 2015, at lease $2,000 in market value of the Coca-Cola Company common stock entitled to be voted on his shareowner proposal at the 2016 annual meeting. Further, Edward Jones intends to hold his Coca-Cola stock through the date of the 2016 annual shareowner meeting.

Sincerely,

Al Cass, AAMS
Financial Advisor
Edward Jones

2016 Shareowner Proposal Submitted By Elton Shepherd On October 29, 2015

Restricted Stock Is Free:

Established in 1983, Coca-Cola's Restricted Stock Program awards a select group of Senior Executives "restricted" shares of common stock.

Restricted shares generally do not "vest" for three years.

The cost of restricted stock is ***ZERO*** . . . thus, ***restricted stock is free!***

Some awards, adjusted for subsequent stock splits, were extraordinary:

Former CEO Goizueta . . . . 11,232,000 free restricted shares.

Former President Keough . . . . 2,640,000 free restricted shares.

Coca-Cola Icon Robert Woodruff . . . . 0 free restricted shares.

Source: Coca-Cola Proxy Statements.

While the leadership skills of Goizueta and Keough are acknowledged, thousands of front line employees worldwide, none of whom received free restricted stock, also contributed to the success of Coca-Cola.

Coca-Cola Has Repeatedly Released Unvested Free Restricted Shares:

In 2000, former CEO Ivester received 2,000,000 ***unvested free*** shares worth $98 million dollars when he resigned.

Source: New York Times article dated March 4, 2000.

Although Ivester resigned at age 52, his free restricted shares did not vest until age 55. Nevertheless, Coca-Cola added three (3) years to Ivester's service record and released his ***unvested free*** shares.

Source: U. S. Securities & Exchange Commission filing.

In 2010, though his restricted share award had not vested, 13,379 ***unvested free*** shares were released to former VP Mattia, who "retired" after just three (3) years of service.

Source: U. S. Securities & Exchange Commission filling.

Unvested free shares, which should have been forfeited, have also been released to many other departing Senior Executives since 1983.

Performance Share Units:

Performance Share Units, another form of free restricted stock, have been awarded to Senior Executives in recent years.

While PSU's have been forfeited when performance metrics were not achieved, new PSU awards to the same Senior Executives have been granted following forfeiture.

John J. Gilbert:

This shareowner proposal is dedicated to the memory of John J. Gilbert, a champion of corporate governance.

Gilbert created the Shareowner Proposal System, calling it the ***"Magna Carta"*** of shareowner rights.

Use Of Discretion By The Compensation Committee:

In its 2015 Proxy, Coca-Cola stated that my 2015 proposal "sought to remove discretion and inappropriately tie the hands of our Compensation Committee."

My 2016 Proposal:

> ***Does Not*** preclude Coca-Cola from using discretion, under the terms of its Restricted Stock Program, to make effective compensation decisions.
>
> ***Does Not*** seek to amend or terminate the Restricted Stock Program.
>
> ***Does Not*** require a shareowner vote of approval to release unvested restricted stock.

2016 Proposal:

Resolved that shareowners urge Coca-Cola's Board to discontinue the release of ***unvested*** restricted stock awards and ***unvested*** PSU awards to Senior Executives.